

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Zexiong Huang
Chief Executive Officer
Pintec Technology Holdings Ltd
3rd Floor, No. 11 Building
No. 109 Yard Tianjizhigu
Jinghai 3rd Street, BDA, Beijing, 101111
People's Republic of China

>      **Re: Pintec Technology Holdings Ltd**
>           **Form 20-F for the Year Ended December 31, 2022**
>           **Filed May 15, 2023**
>           **File No. 001-38712**

Dear Zexiong Huang:

We have reviewed your August 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 4. Information on the Company
A. History and Development of the Company, page 69

1. Please explain further the following as it relates to the information provided in response to prior comment 2. Also, revise the proposed disclosures that you previously provided in comment 4 to your July 14, 2023 response letter to address the bullet points below and include your newly revised disclosures in either an amendment to your December 31, 2022 Form 20-F or a Form 6-K filing:
   - Revise to clarify that Mr. Dong's detention was solely related to business disputes of a separate private company and the nature of such matter as indicated in the first

bullet point of your response.

- Revise to clarify when Mr. Dong's detainment began and ended as indicated in the second bullet point of your response, and clearly state whether Mr. Dong was charged or indicted with any wrongdoing.
- Explain to us, and revise to clarify, why Mr. Xianofeng Cui voted on certain matters on behalf of Mr. Dong in December 2022 when it appears he was released from detainment in November 2022.
- You state in the third bullet point that Mr. Dong did not address any other matters in his absences except for the aforementioned matters. Explain what "aforementioned" matters you are referring to as it appears Mr. Cui addressed those matters. Also, if no other matters were addressed, then revise your proposed disclosures where you state "Mr. Jun Dong also fulfilled his duty as the Chairman of the Board on other matters" or explain.

Note 2. Summary of significant accounting policies
(s) Revenue recognition
Technical service fees, page F-20

2.   We note your response to prior comment 3. Please further revise your proposed disclosures as provided in comment 7 of your July 14, 2023 letter to expand upon the terms of your technical service fee arrangements with financial partners. In this regard, clarify that the output method used to measure progress toward completion is the dollar volume of loans referred to your financial partner and collections of loan principal and interest from customers on behalf of such financial partner each month, and that the transaction price is determined based on a percentage of such loan referrals and collections. Refer to ASC 606-10-50-18(a) and 50-20(a).

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:   Yang Ge